Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015

Eric O. Madson
(612) 349-0822

April 19, 2005

Via EDGAR
Securities and Exchange Commission
450 - 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Appliance Recycling Centers of America, Inc.
  Amendment No. 2 to Registration Statement on Form S-2
  Commission File No. 333-123005

Ladies and Gentlemen:

        On behalf of Appliance Recycling Centers of America, Inc. (the "Company"), we are transmitting for filing via EDGAR an Amendment No. 2 to the Company's Registration Statement on Form S-2 under the Securities Act of 1933, as amended.

        Amendment No. 2 is being filed to respond to supplemental comments provided orally by the staff relating to the original comment set forth in the Commission's comment letter dated March 2, 2005. To facilitate your review, we have set forth below the full text of your original comment, followed by our further response.

Selling Security Holders, page 35

  1.
  For each selling shareholder, please identify the beneficial owner that has the ultimate voting or investment control over the shares listed in your selling shareholder table on page 35 of your document. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

    The Company has revised the table of selling shareholders to identify the beneficial owner that has the ultimate voting or investment control over the shares listed.

    We are also providing the following supplemental information: Medallion Capital, Inc. is a national SBIC lender, and is the beneficial owner of the shares listed in the selling shareholders table and exercises voting and investment authority over such shares. We have provided the full corporate name by adding "Inc." to the name in the selling shareholders table.

* * * * *

        Please be advised that the Company intends to request that the Registration Statement be declared effective on Thursday, April 21, 2005. Its acceleration request will be submitted to you today, April 19, 2005.

        If you have any questions regarding this filing, please contact me at (612) 349-0822 or David P. Pinto at (612) 349-8544.

Sincerely,
ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
/s/ Eric O. Madson Eric O. Madson

EOM/klg

Enclosure

cc:
Edward R. (Jack) Cameron (w/o enclosures)
Appliance Recycling Centers of America, Inc.